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Exhibit 99.(a)(1)(L)

Date:	February 1, 2007
To:	[Eligible Optionee]
From:	equity@adobe.com
Subject:	Extension of the Expiration Time of the Offer to Amend Eligible Options

        As you know, Adobe Systems Incorporated is conducting an offer to amend certain outstanding options, as described in more detail in our Offer to Amend Eligible Options dated January 4, 2007 (the "Offering Memorandum") and the related Election Form (the "Election Form" which, together with the Offering Memorandum, as each may be amended or supplemented from time to time, constitute the "Offer"), copies of which you should have already received.

        The Offer was initially scheduled to expire at 11:59 p.m., Pacific Time, on February 1, 2007. We are extending the Offer until 11:59 p.m., Pacific Time, on Thursday, February 8, 2007. Accordingly, the new Expiration Time of the Offer (as described in the Offering Memorandum) is 11:59 p.m., Pacific Time, on Thursday, February 8, 2007. All other terms and conditions of the Offer remain the same.

        The staff of the SEC has selected our Offer documents for review. While the review is pending, we will not complete the Offer. We are striving to respond to the staff's comments as promptly as possible. Although at this time we are extending the Expiration Time of the Offer until February 8, 2007, it is possible that further extensions will be necessary. If we further extend the Expiration Time, we will advise you by a similar notice.

        The extension of the Offer will afford Eligible Optionees additional time in which to evaluate and respond to the Offer. If you have already submitted a properly completed Election Form in accordance with the terms of the Offer and do not wish to change your decision to participate in the Offer, you do not need to do anything at this time. If you wish to amend your Eligible Options in accordance with the terms of the Offer and have not already responded by submitting a properly completed and signed Election Form in accordance with the terms of the Offer, we encourage you to do so as soon as possible and in any event before 11:59 p.m., Pacific Time, on February 8, 2007.

        As a reminder, if you tendered your Eligible Option for amendment in the Offer, your Eligible Option will not be amended until Adobe's acceptance of your Election Form, which we expect to occur promptly following but not before the Expiration Time (which we currently expect to be 11:59 p.m. on Thursday, February 8, 2007). The amendment of your Eligible Option will be evidenced by the Final Election Confirmation Statement sent to your attention after the Expiration Time. Please note that any Election Confirmation Statement (Pre-Expiration Time) sent to your attention prior to the Expiration Time merely confirms the Election Form submitted to Adobe by you and does not represent the amendment of your Eligible Option.

        In connection with the Offer, you previously received (1) the Offering Memorandum, (2) the Email of the Announcement of the Tender Offer and (3) an Election Form. If you did not receive these documents, please contact equity@adobe.com to request a free copy of these documents. You should read these Offer documents carefully because they contain important information about the Offer. We have filed these and related Offer documents with the SEC, and you can obtain them for free at the SEC's web site (www.sec.gov).

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  Exhibit 99.(a)(1)(L)